STATEMENT OF INVESTMENTS

Dreyfus Basic US Mortgage Securities Fund
September 30, 2006 (Unaudited)

Bonds and Notes--99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--.5%				
Equivantage Home Equity Loan				
Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	571,496	**569,936**
Residential Mortgage Pass-Through Ctfs.--4.7%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31, Cl. 2A1	5.53	1/25/36	259,572 a	258,612
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2002-19, Cl. B1	5.95	11/25/32	506,876 a	505,910
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	1,458,360	1,469,653
GMAC Mortgage Corp. Loan Trust,				
Ser. 2004-J1, Cl. M3	5.50	4/25/34	778,654	712,857
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	3.55	12/25/34	1,132,619 a	1,128,562
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.21	9/25/36	254,767 a	257,746
J.P. Morgan Mortgage Trust,				
Ser. 2005-A7, Cl. 1A2	5.00	10/25/35	275,000 a	271,594
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 a	324,647
				4,929,581
U.S. Government Agencies/Mortgage-Backed--89.3%				
Federal Home Loan Mortgage Corp.,				
Stripped Security (Interest				
Only), REMIC, Ser. 1987,				
Cl. PI, 7.00%, 9/15/12			43,823 b	4,771
Federal National Mortgage Association:				
6.00%			11,725,000 c	11,845,513
5.00%, 1/1/18 - 4/1/20			2,180,962	2,145,227
REMIC Trust, Gtd.				
Pass-Through Ctfs.,				
Ser. 2002-55, Cl. GD,				
5.50%, 11/25/15			16,461	16,419
Government National Mortgage Association I:				
5.00%			1,130,000 c	1,097,863
6.00%			2,175,000 c	2,201,492
6.50%			500,000 c	512,810
5.00%, 5/15/33 - 10/15/35			6,987,667	6,797,976
5.50%, 6/15/20 - 9/15/35			23,362,085	23,227,936
6.00%, 10/15/19 - 3/15/36			2,236,552	2,268,584
6.50%, 10/15/10 - 6/15/36			501,913	514,869
7.00%, 1/15/24 - 2/15/24			64,107	66,230
7.50%, 12/15/23			10,268	10,688
8.00%, 4/15/08 - 12/15/22			252,789	265,653
8.50%, 1/15/20 - 3/15/22			30,886	33,207
9.00%, 11/15/19 - 11/15/22			13,037	14,041
9.50%, 9/15/19 - 10/15/20			8,704	9,517
Ser. 2005-34, Cl. A, 3.96%,				
9/16/21			452,701	443,343

Ser. 2005-29, Cl. A, 4.02%, 7/16/27	534,759	520,342
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,149,057	1,125,710
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	1,085,805	1,062,219
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,440,418	1,408,422
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	435,012	428,030
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	574,000	563,272
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	2,904,000	2,913,736
Government National Mortgage Association II:		
4.50%, 7/20/30 - 8/20/30	113,587 a	113,794
5.00%, 9/20/33 - 1/20/36	7,847,539	7,595,910
5.38%, 4/20/30	232,507 a	234,823
5.50%, 1/20/34 - 1/20/36	6,255,893	6,197,365
6.00%, 6/20/35 - 6/20/36	15,019,111	15,174,407
6.50%, 6/20/31 - 8/20/36	4,452,934	4,558,429
7.00%, 12/20/27 - 8/20/31	785,274	808,672
9.00%, 1/20/20 - 7/20/25	23,594	25,433
9.50%, 9/20/21 - 12/20/21	11,308	12,356
		94,219,059
U.S. Treasury Inflation Protected Securities--4.0%		
2.00%, 1/15/16	4,346,848 d	**4,247,710**
U.S. Treasury Notes--1.1%		
3.50%, 8/15/09	129,000 e,f	125,221
3.50%, 2/15/10	1,085,000 e	1,048,085
		1,173,306
Total Bonds and Notes		
(cost $106,312,557)		**105,139,592**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 4.00	5,300,000	**14,784**
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6.00	10,000,000	**964**
Total Options		
(cost $20,385)		**15,748**

Short-Term Investments--14.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies--6.6%		
Federal Home Loan Bank System,		
5.19%, 10/12/06	2,000,000	1,996,883
Federal National Mortgage		
Association, 5.10%, 11/20/06	2,800,000	2,780,245
Federal National Mortgage		
Association, 5.12%, 10/25/06	2,200,000	2,192,527
		6,969,655
U.S. Treasury Bills--7.6%		
4.79%, 11/2/06	1,000,000	996,070

4.93%, 10/19/06		7,000,000	6,985,020
			7,981,090
Total Short-Term Investments			
(cost $14,948,142)			**14,950,745**

Other Investment--.8%		Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $858,000)		858,000 g	**858,000**

Investment of Cash Collateral for Securities Loaned--1.0%			
Registered Investment Company;			
Dreyfus Institutional Cash			
Advantage Plus Fund			
(cost $1,078,861)		1,078,861 g	**1,078,861**

Total Investments (cost $123,217,945)		**115.6%**	**122,042,946**
Liabilities, Less Cash and Receivables		**(15.6%)**	**(16,447,140)**
Net Assets		**100.0%**	**105,595,806**

a   Variable rate security--interest rate subject to periodic change.

b   Notional face amount shown.

c   Purchased on a forward commitment basis.

d   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the fund's securities on loan is $1,051,968 and the total market value of the collateral held by the fund is $1,078,861.

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	214	22,580,344	December 2006	89,693
Financial Futures Short				
U.S. Treasury 10 Year Notes	40	(4,322,500)	December 2006	(42,812)
U.S. Treasury 30 Year Bonds	46	(5,170,688)	December 2006	(92,719)
				(45,838)

STATEMENT OF OPTIONS WRITTEN
September 30, 2006 (Unaudited)

	Contracts	Value ($)
Call Option		
December 2006 10 Year Future		
October 2006 @ 109		
(premiums received $8,378)	79	**(11,110)**